[Red Robin Gourmet Burgers, Inc. Letterhead]

March 1, 2010

By Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attn:                    Mr. Lyn Shenk, Branch Chief

Re:                             Red Robin Gourmet Burgers, Inc.

File Number: 000-49916

Form 10-K for the Year Ended December 28, 2008

Form 8-K Furnished August 13, 2009

Dear Mr. Shenk:

We are in receipt of your comment letter dated December 10, 2009 with regard to the above-referenced filing.  For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence.

RESPONSES TO SEC COMMENTS

Form 10-K for the Year Ended December 28, 2008

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 36

SEC Comment:

1.               Refer to your response to our prior comment number 7.  In your proposed disclosure regarding your working capital deficit, you state that rapid turnover results in limited investment in inventories, and cash from sales is usually received before related accounts payable for food, supplies, and payroll become due.  It does not appear that these factors, in and of themselves, would cause a working capital deficit.  For example, receiving cash from customers before paying vendors would not, in and of itself, cause a deficit.  Rather, it would appear that the subsequent use of this cash from customers for investing and financing needs would be the actual cause of the deficit.  Therefore, please revise your proposed disclosure to discuss the effect of your significant working capital deficit on your cash flows and liquidity requirements and how you manage such deficit.

Registrant’s Response:

In response to the Staff’s comment, in future filings, we have revised our proposed disclosure as follows:

“We typically maintain current liabilities in excess of our current assets which results in a working capital deficit.  We are able to operate with a substantial working capital deficit because restaurant operations are primarily conducted on a cash basis.  Rapid turnover results in limited investment in inventories, and cash from sales is usually received before related accounts payable for food, supplies and payroll become due.  Rather than maintain significant cash balances that would result from this pattern of operating cash flows, we utilize operating cash flows in excess of those required for investing activities to make discretionary payments on our debt balances.  When necessary, we utilize our swingline loan facility to satisfy short-term liquidity requirements.”

Notes to Consolidated Financial Statements
Note 1.  Description of Business and Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 51

SEC Comment:

2.               Refer to your response to our prior comment number 10 in regard to your assertion that your individual company owned restaurants are not businesses.  It appears to us that your individual restaurants represent an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants, pursuant to the definition of a business contained in the glossary of ASC 805-10-20 as referenced by ASC 350-20-35-34.  We base this on: (1) you generate revenues from consumers directly through your restaurants; (2) each restaurant consists of inputs (e.g., employees, assets, intangible assets and/or intellectual property (such as, branding, trade name and logo, trade marks, service marks), ability to obtain access to necessary materials) and processes applied to those inputs (whether provided directly by the restaurants, obtained from a central company function or obtained from or through an independent third party) that have the ability to create outputs (refer to ASC 805-10-55-4 in regard to inputs, processes and outputs); (3) it does not appear that the operation of an individual restaurant is dependent upon the operation of one or more of your other restaurants; and (4) that you have a number of restaurants under franchise and one under a management contract that operate separately from you but yet appear to generate revenues and represent businesses for their respective owners.  Moreover, we believe that consideration of factors related to separation of the restaurants appears to be relevant only in the context of exchange, transfer or business combination transactions. Based on all the preceding, it appears to us that each of your individual restaurants represents a business.  Please advise.

Registrant’s Response:

We have evaluated the guidance in ASC 805, as revised due to the issuance of SFAS No. 141R, and have concluded that our restaurants meet the definition of a business, as defined in ASC 805-10-20 and referenced by ASC 350-20-35-34.

Note 4.  Restaurant Impairment and Planned Closures, page 59

SEC Comment:

3.               Refer to your response to our prior comment number 11.  In connection with the preceding comment, we believe it is appropriate to attribute goodwill to company owned restaurants that have been closed and pending closure in compliance with to ASC 350-20-35-52 and 53 with associated adjustment to the balance of goodwill on a prospective basis beginning in fiscal 2009.  Please advise.

Registrant’s Response:

Due to the conclusion noted in response number 2 above, we evaluated the allocation of goodwill, utilizing an appropriate fair value methodology, to closed restaurants beginning in fiscal 2009.

Form 8-K Furnished August 13, 2009
Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

SEC Comment:

4.               Refer to your response to our prior comment number 14.  Please note that disclosure of substantive justification specific to your circumstances in regard to non-GAAP measures in compliance with Item 10(e)(1)(i)(C) of Regulation S-K is also applicable to Form 8-K pursuant to instruction 2 of item 2.02 of Form 8-K. Asserting that “restaurant-level operating profit” is useful in comparison with other companies or that other companies exclude depreciation and amortization from non-GAAP measures does not satisfy this condition.  It appears to us that your response provides examples of how management uses “restaurant-level operating profit” rather than reasoning as to why the measure is meaningful to investors in satisfaction of Item 10(e)(1)(i)(C) of Regulation S-K. Also, it is not clear to us why you would exclude certain amounts not controllable by the restaurants in deriving “restaurant-level operating profit” but not other seemingly noncontrollable amounts as well.  For example, from your response to our prior comment number 10 and disclosure in your Form 10-K it appears that amounts associated with centralized functions, such as favorable food and other inventory vendor contracting, products and product delivery, quality and food handling standards, menu items, advertising, and financial and accounting systems, would also not be controllable by the restaurants but are not eliminated. Further, it is not clear to us why exclusion of a material component of your operating expenses represented by depreciation and amortization, as well as applicable repair and maintenance, associated with property and equipment and amortizable intangible assets that appear to be significant to your ability to generate revenue would be useful to investors’ understanding of your results.  Therefore, please discontinue the use of this non-GAAP measure.

Registrant’s Response:

The Company, respectfully, believes that its use of “restaurant level operating profit,” or “RLOP,” is in accordance with both instruction 2 to Item 2.02 of Form 8-K and the provisions of Regulation S-K Item 10(e)(1)(i) that are incorporated therein.  The difference of opinion with the Staff appears to be limited to Item10(e)(1)(i)(c) which requires, as you know, “[a] statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.”  To the extent that you have questioned whether that requirement was satisfied by our explanatory language in Schedule I of our subject Form 8-K, we are prepared to expand the disclosure in the future to make the usefulness of the measure more apparent to the reader.

As noted in our original response and in the subject press release, we believe we have made clear how the metric is useful to the Company’s management.  We had hoped that the usefulness to investors and analysts of a store-level performance metric would be self-evident.  Perhaps we should have been more complete in our response to previous Comment 14.  Our analysis follows.

Investors benefit from both macro and micro performance metrics.  Regulation S-K and the accounting literature support this.  Disclosure by reporting segment, product line, geographic region, and such are all encouraged or required under the rules, depending upon the facts and circumstances.  We believe that it is well accepted in the retail business and in the restaurant business that investors would like transparency into sales growth and operating margins at the individual store level.  This appetite by investors is what gave birth to the creation of metrics such as “same store sales” and the like.  In the restaurant industry, there has been a desire by investors and analysts to have some transparency into the profit margins at the restaurant level.  Even if the metric is calculated differently between companies, it provides a basis for rough comparison between restaurant chains and companies.  It allows easier identification of performance trends, and demonstrates to investors the sustainability of a company’s business model.  If margins erode, it may serve as an early indicator of risk.  If they increase, it may signal positive management steps or improving economic conditions.

We are not alone in using this metric.  A quick review of earnings releases in the last two quarters by competitors will demonstrate this.  We can provide, supplementally, the names of several restaurant chains that use the same, or a similar, measure.  It is not by coincidence that they provide this measure.  It is requested by the marketplace.  Our own experience confirms this.

In future filings, we will add language indicating the usefulness of this information to investors.  That should satisfy Item 10(e)(1)(i)(c) even more clearly.

That leaves the Staff’s apparent concern with the exclusion of depreciation and amortization from our RLOP measurement.  Though not a requirement under Item 10(e)(1)(i), the Staff seems concerned that investors could be confused by the fact that there may not be complete parallel comparability between our leased units and the ones where we own the real estate, since we include lease expenses, but not amortization and depreciation.

The question of whether disclosure is misleading is a legal one, rather than an accounting issue. Confusion is easily remedied through disclosure.  Our counsel are comfortable that clear disclosure of items excluded in RLOP prevents the metric from being misleading.  Uniformity of metrics between companies would be useful for clarity.  Unfortunately, not all of our competitors are clear as to how they calculate their margins, so we cannot determine whether we are in uniformity.  What we can tell you is that we have applied RLOP uniformly within our own disclosure over the years, so investors have a solid basis for comparison.  The formula for RLOP is clearly disclosed and reconciled, so we have a hard time understanding how the metric can be misleading to anyone.  Nevertheless, we are happy to add more disclosure if it would assist investor understanding.

Consistent with the above, we included the following disclosure in the body of our earnings report released on February 18, 2010 and propose to include disclosure similar in the body of our future earnings reports:

The Company’s restaurant-level operating profit metric is designed to afford management and investors with a basis for considering and comparing performance at the store level.  It is not calculated in conformity with generally accepted accounting principles (“GAAP”).  It is intended to supplement, rather than replace GAAP results.   Restaurant-level operating profit is useful to management and to the Company’s investors because it allows management and investors to separate discrete operations of the restaurants from corporate infrastructure and overhead expenses, thus permitting a comparison of the performance of the Company at the restaurant operations level both internally among the Company’s restaurants, and externally to other restaurant companies.  As this measure has been used for years, it also provides investors a basis of comparison of margins for the Company’s individual restaurants historically.

The Company defines restaurant-level operating profit to be restaurant revenues minus restaurant-level operating costs, excluding restaurant impairment costs in the event closure or impairment charges are incurred.  The measure includes occupancy costs which include fixed rents, percentage rents, common area maintenance charges, real estate and personal property taxes, general liability insurance and other property costs.  The measure does not include general and administrative costs, pre-opening costs and costs associated with the tender offer of stock options attributed to non-restaurant employees. The measure also does not include depreciation and amortization expense because it represents a historical sunk cost which does not impact the profitability of the operations of the restaurants in the current economic environment for the periods presented.  Schedule I of this earnings release reconciles restaurant-level operating profit to income from operations and net income for all periods presented.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at katie@redrobin.com or (303) 846-6000.

Regards,

/s/ Katherine L. Scherping

Katherine L. Scherping,
Senior Vice President and Chief Financial
Officer

cc:	Kristin L. Lentz, Davis Graham & Stubbs LLP
Brian J. Lane, Gibson Dunn & Crutcher LLP